                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 2
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            PRECISION AUTO CARE, INC.
                            -------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)


                                    74-18R915
                                    ---------
                                 (CUSIP NUMBER)

                               Louis M. Brown, Jr.
                             748 Miller Drive, S.E.
                            Leesburg, Virginia 20175
                          Telephone No. (703) 777-9095
                          ----------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                                Thurston R. Moore
                                Hunton & Williams
                              951 East Byrd Street
                            Richmond, Virginia 23219


                                October 30, 2002
                                ----------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
              on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
            schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                          check the following box [ ].

               Check the following box if a fee is being paid with
                               this statement [ ].

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
   ------------------------------------------------                                  ---------------------------------------------
   CUSIP NO. 74-18R915                                           13D                 Page 2 of 5 Pages
   ------------------------------------------------                                  ---------------------------------------------


   -------- ----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
      1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Louis M. Brown, Jr.
   -------- ----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
      2                                                                                     (b) [ ]

   -------- ----------------------------------------------------------------------------------------------------------------------

      3     SEC USE ONLY

   -------- ----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
      4              PF

   -------- ----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5     TO ITEM 2(d) or 2(e)                                                                       [  ]

   -------- ----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
      6              USA
   -------- ----------------------------------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
          NUMBER OF                       2,725,380

            SHARES
                          ------- ------------------------------------------------------------------------------------------------
         BENEFICIALLY        8       SHARED VOTING POWER
                                          0
           OWNED BY

             EACH         ------- ------------------------------------------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER
          REPORTING                       2,725,380

         PERSON WITH       ------ ------------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
                                          0
   --------- ---------------------------------------------------------------------------------------------------------------------
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,725,380

   --------- ---------------------------------------------------------------------------------------------------------------------
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                          [  ]

   --------- ---------------------------------------------------------------------------------------------------------------------
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      17.2%

   --------- ---------------------------------------------------------------------------------------------------------------------
   14        TYPE OF REPORTING PERSON*
                      IN

   --------- ---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 to Schedule 13D supplements and amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 14, 2000, as amended on August 18, 2000, with respect to shares of Common Stock of Precision Auto Care, Inc.

Item 1.    Security and Issuer.
           -------------------

     This statement relates to the Common Stock of Precision Auto Care, Inc. (the "Issuer"), a Virginia corporation having its principal executive offices at 748 Miller Drive, S.E., Leesburg, Virginia 20175.

Item 2.    Identity and Background.  No change.
           -----------------------

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

     The reporting person used personal funds in making the purchase of Common Stock disclosed in this Schedule 13D.

Item 4.    Purpose of Transaction.  No change.
           ----------------------

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) Beneficial Ownership.

               2,725,380 shares of Common Stock of the Issuer are owned beneficially by Louis M. Brown, Jr., constituting 17.2% of such shares outstanding.

           (b) Power to Vote or Dispose of Shares.

               Number of shares as to which reporting person has:

               (i)   sole power to vote or to direct the vote - 2,725,380

               (ii)  shared power to vote or to direct the vote - 0

               (iii) sole power to dispose of or to direct the disposition of -
                     2,725,380

               (iv) shared power to dispose of or to direct the disposition of - 0

           (c) Other than as described herein, the reporting person has not engaged in any transactions in the Common Stock of the Issuer within the past 60 days.

           (d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the reporting person.

           (e) Not applicable.

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Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          On October 30, 2002, the reporting person, certain members of the Board of Directors and Arthur Kellar and Mauricio Zambrano, the holders of certain debentures issued by the Issuer, entered into a Voting Agreement pursuant to which the parties thereto agreed (i) to vote in favor of an amendment to the Issuer's Articles of Incorporation to increase the number of authorized shares of capital stock and in connection therewith to appoint certain officers of the Issuer as proxies with respect to a shareholder vote with respect to any such amendment and (ii) to restrict the transfer of shares of Common Stock held by them prior to the shareholders' meeting at which such amendment is submitted to a shareholder vote. There are no securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

     1. Voting Agreement between Arthur Kellar, Mauricio Zambrano, Desarollo Integrado, S.A. de C.V. and certain members of the Board of Directors of Precision Auto Care, Inc., dated October 30, 2002.

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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 1, 2002                             /s/ Louis M. Brown, Jr.
                                             ---------------------------
                                             Louis M. Brown, Jr.


EXHIBIT INDEX
-------------

Exhibit 1 Voting Agreement between Arthur Kellar, Mauricio Zambrano, Desarollo Integrado, S.A. de C.V. and certain members of the Board of Directors of Precision Auto Care, Inc., dated October 30, 2002.





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